MICHELIN

SEC MAIL RECEIVED PROCESSING
OCT 31 2005
WASH. D.C. SECTION

October 21, 2005

CERTIFIED MAIL
RETURN RECEIPT REQUESTED [redacted]

05012211

Securities and Exchange Commissio
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Minutes of the Mixed General Meeting held on May 20, 2005.

- Letter to Shareholders dated September 2005.

- English translation of a publication in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on September 2, 2005.

- English translation of a publication in the BALO on September 7, 2005. Section A of this publication is also included in the Consolidated Earnings Guide dated August 2005 which has previously been filed with the Securities and Exchange Commission.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

PROCESSED
NOV 01 2005
THOMSON FINANCIAL

Mark I. Williams
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000



Mixed General Meeting

May 20, 2005

Michelin's Mixed General Meeting of Shareholders was held on first call on May 20, 2005 in Clermont-Ferrand, under the chairmanship of Mr. Edouard Michelin and in the presence of 1,500 shareholders. The shareholders attending, represented, or having submitted a mail vote, exceeded 53% of the voting rights. All the resolutions were adopted by a wide majority. The dividend voted was up by 35% at 1.25 euros per share.

Michel Rollier, the chief financial officer, presented the accounts for a highly contrasted financial year in 2004. He laid particular emphasis on the ability of the Group to compensate in full for the hard-hitting impact of raw material prices by consistently achieving progress to enhance product value and productivity. When compared to 2003 all business activities improved their performance, and once again the balance sheet was strengthened.

Mr. Rollier pointed out that since the beginning of this year, business had been characterized by sluggish markets and continually rising raw material prices, but Michelin has noted the marked increase in the effect of price mix.

Eric Bourdais de Charbonnière, Chairman of the Supervisory Board, presented an assessment report on the work of the Supervisory Board and on internal control.



René Zingraff introduced three presentations, the purpose of which was to further understanding of the Group's activities:

❑ **Tire tests.** The test circuit known as "3bis" at the Ladoux Technology Center has been completely renovated and is now the most sophisticated R & D track in Europe for wet-surface testing. The unique layout of the circuit offers a great variety of corners and curves, adjustable depths of water, different levels of adhesion and a wide spectrum of track surfaces. The Michelin Group's purpose in the design of this circuit is to create difficult driving conditions, such as aquaplaning. Automotive manufacturers from all over the world have been impressed and won over by the reliability of the test results obtained on this circuit's tailor-made layout.

❑ **Ideas for progress.** This approach, which is at the very core of the Group's ability to innovate, goes back to 1928, and since then nearly two million ideas for progress have been recorded. Approximately half of these ideas have been implemented and every year the number increases. This has become a fully integrated approach and continues to be a source of real and lasting progress. All issues are addressed, such as the improvement of working conditions, economic performance, quality, safety and the environment. In Europe 31,141 ideas for progress were put forward by 13,948 people, giving an average of three ideas per person!

❑ **ViaMichelin.** This 100% Group Company, which was launched 4 years ago, is an illustration of Michelin's determination to improve mobility by making information easily accessible. As an ideal travel vade-mecum and a highly effective publicity medium, ViaMichelin represents the intimate binding of the unique know-how we have garnered from our maps and guides with the Group's technological capacity to innovate. The Company, which has a staff of 130, and offices in Spain, Italy and Great Britain, is available on all digital media supports:

- Internet: ViaMichelin is number 1 in Europe; the site hit rate is growing by more than 50% a year, and our objective for 2005 is 250 million hits. Seven million customers on average access ViaMichelin three times every month. The site is written in 5 languages and draws the majority of its income from advertising and as a company service provider (satellite tracking, for example).
- A vehicle onboard navigation system, endorsed by automobile manufacturers, is under constant development. At present, ViaMichelin is available as an onboard navigation CD, but soon it will provide a traffic information service as well in France, with a route-plan calculator and vehicle positioning.
- Personal navigation systems, more than two million of which were sold in 2004, are a prime source of income for ViaMichelin today that is close to the profitability line.

Before addressing the prospects for 2005, Edouard Michelin wished to remind his audience that 2004 had been a good year for the Company, having been in-line with the expectations announced at the 2003 AGM and delivering improved performance in all sectors.

With 20% of the market, Michelin is unquestionably the world's number one tire manufacturer. The sound finances of the Group have enabled it to invest more than one billion euros every year over recent years. This level of investment will be stepped up during the next few years so that Michelin can pursue both its growth and its efforts deployed in productivity.

E. Michelin announced the publication of the second report on Michelin's Performance and Responsibility, a copy of which was given to the shareholders attending. As a result of this approach which first took shape in 2002, the Company has been strongly committed to both the recycling of tires and safety. For example, the accident rate in plants dropped by 40% on 2004 for the second year running.

Michelin is therefore moving into 2005 on a firm footing, although the context is more difficult than in 2004. By doggedly continuing its strategy the Group is confident in "its ground clearance capacity", that is in its ability to overcome obstacles. Being able to maintain our



"ground clearance" in the difficult context we have experienced over the last two years, depends very much on stable industrial foundations, innovation and quality. So for 2005 the Group's performance target has been set at least as high as last year's.

"At a more distant time horizon, there will be high-potential vehicle markets, because all economies will have heightened transport requirements. At the same time, technological demands will become more acute; the tire has therefore an important role to play at the heart of transportational challenges. And that is why Michelin devotes a large part of its resources to research and development," declared E. Michelin.

E. Michelin also explained that he was in favor of the resolution tabled for shareholder approval on the subject of double voting rights attached to all shares held for at least four consecutive years. The resolution was consistent with the time scale needed in the development of a Company like Michelin, and so this provision would be extended to all shareholders, whatever their nationality.

In order to prepare the way for the future retirement of R. Zingraff, who has been a Managing Partner since 1986, E. Michelin presented the resolution proposing the appointment of Michel Rollier as a Managing Partner. Michel Rollier, who has been with the Group for eight years, has spent the last five as chief financial officer. R. Zingraff emphasized how Michel Rollier's humanity and professional ability made him so suitable for this post and able to ensure lasting strategic continuity within the Group.



E. Michelin wished to stress the salient features of a company which is a partnership limited by shares, in which the supervisory body (Supervisory Board) is clearly separated from the managerial body (the Managing Partners, who are jointly and severally liable). This structure of company, which has proved its effectiveness, is very much in phase with the modern corporate government standards.

After the resolutions had been voted, Mrs. Laurence Parisot and Mr. Patrick Cox were elected to the Supervisory Board and subsequently expressed their acceptance.

Mr. Michel Rollier was appointed a Managing Partner and a General Partner of the CGEM.

Mr. Rollier had this to say: "I accept this appointment as a Managing Partner. My thanks go out to the shareholders for their trust and the honor they have conferred upon me. And it is with confidence and determination that I take up this new responsibility. Michelin is a company possessing great cohesive force as well as great internal strength. The company was born from a history of a constant and demanding search for quality. My duty as a manager will be to ensure that this cohesion and this internal strength bring Michelin success – success for its shareholders, for its personnel and for all those who are associated with Michelin business. Naturally this duty is all the stronger as the position of associate creates a tie that binds both the Company and its Managers closely together. It is with these thoughts in mind that I am determined, together with Mr. Zingraff, to provide Mr. Michelin with my every support in his work, just as my father was able to do so with Mr. François Michelin throughout a very great number of years."

Questions (Extracts from the discussion)

What impact should there be on the 2004 and 2005 accounts after the transition to IFRS standards?

With the exception of the impact on the opening shareholders' equity (-1.2 billion euros) on which Mr. Rollier commented in his presentation, the main impacts caused by the application of the new international accounting standards, in terms of layout and evaluation, are confined to the balance sheet and should have no significant change on the income statement between 2004 and 2005."

An educational booklet is available upon request from the Shareholder Relations Department and the content can also be consulted on our Internet site www.michelin.com

Now that there is a third Managing Partner, will there be an increase in the statutory share of the Company's profits set aside for the Partners?

The share in profits is independent of the number of Managing Partners. The share in profits will therefore be divided by three instead of two. The details are given on page 106 of the 2004 Annual Report.

Michelin's Managing Partners do not receive a salary. Moreover, they do not receive any advantage or benefit in kind, nor does the Company pay their pension or hand them a ",golden parachute". They are collectively entitled to a statutory share of Company profits. If there is a drop in earnings, their remuneration drops too. Consequently, there are no profits to share if earnings are negative, and this kind of event has come up before.

Is Michelin in a position to address the industrial challenge of the electric automobile?

We already have solutions for today's models of vehicle, so that we are technologically and industrially ready. We are nonetheless working on solutions for tomorrow's vehicles that are a complete break with the past and are far more revolutionary than Tweel (the tire-wheel assembly) and Active Wheel (the wheel-tire-electric motor-brake and suspension assembly) which was fitted to one of the two concept cars presented by Michelin in China at the Challenge Bibendum.

From the environmental and social point of view, would it not be a good idea to increase the amount of natural rubber used?

Rubber tree cultivation is a resource of strategic importance for the Michelin Group, as natural rubber represents 50% of the synthetic and natural rubber we purchase every year. The Group buys 10% of the world's annual natural rubber production. Therefore Michelin is greatly involved in promoting the cultivation of rubber plants and keeps a close watch on the regulation of prices. Michelin's annual rubber purchases ensure the livelihood of probably 3 to 4 million people each year, and it is vital to maintain a profitable activity so that small growers can continue to operate their plantations. The Michelin Group has also taken part in an international congress on the fight against Microcyclus Ulei which attacks the rubber tree, and we have developed a variety of rubber tree resistant to this fungus.

What is the role of the SAGES?

The sole function but vital purpose of this company is to ensure management continuity and call an Extraordinary General Meeting should the Managing Partners simultaneously be unable to fulfil their duties.



Why are investments not measured using the equity method in CGEM statutory financial statements ?

The French Business Code does not allow the recognition of potential gains coming from a value in use greater than the historical cost adjusted with any legal revaluations. Consolidated financial statements should be used to get a more global and comprehensive view.

What do you mean by "ground clearance"?

"Ground clearance" is an expression commonly used in the automotive industry to describe the capacity of a vehicle to clear obstacles. In our Company, it refers to our ability to resist and even to develop, in spite of adverse conditions. More widely speaking, "ground clearance" is the capacity to manage risk.

What is the hiring situation at Michelin today?

Michelin employs a staff of 126,000, of whom 30,000 work in France, and nearly 15,000 in Clermont and its surrounding area. Michelin hired a great many people about 35 to 40 years ago. In the majority of the French manufacturing plants, Michelin will have to ensure that others take over to replace those taking retirement as part of a strategy which is in no way designed to relinquish its roots, but rather to strengthen the West and develop the East. In setting its targets, the Michelin Group has chosen highly ambitious productivity objectives for its plants of major historical significance, so that it can face the major offensive action taken by its competitors on the international market and in a greatly globalized environment.

If conditions are favorable, do you intend to increase the dividend as you did this year?

Our intention is to have a lasting dynamic dividend policy, and we hope that we shall be able to continue to increase our dividend as our earnings increase.

Why was the Wheel business sold?

Despite the fact that the wheel and the tire are intimately linked, the steel and rubber businesses are totally disconnected. Competition is ferocious in the wheel business, and for a long time Michelin had been losing money in this sector. Although the teams in this business had put every effort into their work in the course of recent years, it could only recover its financial strength by joining another more sizeable group. Consequently, our wheel business was transferred in optimum social and economic conditions to Mefro, a German company and a longtime specialist in this sector of activity.

What are the plans for complying with the substantial requirements of the Truck and Earthmover markets?

There was a very high demand for Truck tires in 2004; there was a 12 to 13% increase in OE and the demand for replacement tires increased by 6%. Prospects for 2005 are more contrasted and the markets are slowing down. As part of a regular Truck Tire production upscaling plan (5% per year), we have geared our production capacity to meet the demand.

The demand for Earthmover Tires has become quite high because of the increase in raw material consumption in the emerging economies of countries such as China and India. The Group will continue to invest in production facilities in 2005 so as to be in a position to raise production capacity substantially.

Is there the assurance of profitability in the new markets?

In view of our technological positioning in top-of-the-range products, the Group justifiably believes in the possibility of high profit margins in all world markets. Today, earnings in Asia as a whole have reached a perfectly satisfactory level.

Voting results

Resolution	Subject	Percentage of votes cast
1	Approval of the corporate accounts for the 2004 financial year	Adopted by 99.03%
2	Allocation of profits for the 2004 financial year	Adopted by 99.83%
3	Approval of the consolidated accounts for the 2004 financial year	Adopted by 99.39%
4	Special Auditors' report on regulated agreements	Adopted by 99.76%
5	Transfer of €200,000,000 from the special long-term capital gains reserve to an ordinary reserve	Adopted by 99.34%
6	Appointment of Mrs. Laurence Parisot as a member of the Supervisory Board	Adopted by 99.21%
7	Appointment of Mr. Patrick Cox as a member of the Supervisory Board	Adopted by 99.65%
8	Renewal of the share purchase program	Adopted by 98.66%
9	Appointment of Michel Rollier as Managing Partner	Adopted by 99.80%
10	Deletion of the statutory nationality condition applying to the allocation of double voting rights	Adopted by 97.96%

Letter to Shareholders

SEPTEMBER 2005

Dear Madam, Dear Sir, Dear Shareholder,



In the course of the first half of 2005, Michelin maintained a high level of operating performance and achieved a margin of 9.2% in a tough economic environment.

The huge rise in the cost of raw materials continued, in globally falling markets, compared to the same period in 2004. European markets in particular became dull, whereas during the first six months of 2004 they had been decidedly favorable. Nonetheless, our price increases and the enhanced sales of our highest added-value products enabled us to compensate fully for the rise in raw material costs.

In the above context, with an almost stable sales figure and a dedicated effort in cost control, the Group's net income rose by 8.9%.

I should like to lay particular emphasis on the performance obtained in our Specialty Activities Segment and underscore the achievements recorded in "Earthmover, Agricultural, Two Wheeler and Aircraft tires". In this segment, the operating margin surged forward by more than 6 points when compared to that of the first half of 2004. This consequential improvement was naturally fostered by a favorable economic situation for Earthmover tires, but, above all, it is the result of our teams' hard work aimed at helping our customers to have a heightened perception of these tires' highly valuable technical content, and so accept a more equitable product value increase.

Consequently, the development of your Company is firmly supported by its three building blocks: Passenger Car and Light Truck Tires, Truck and Bus Tires and Specialty Tires. These three underpin the good performance of the Michelin Group.

During the second half of 2005, we should see a global improvement in the markets compared to the same period last year. The increase in the cost of raw materials is expected to continue. As a result, we intend to ensure that our groundwork goes on, in terms of targeted growth, the increased value of our products and cost control.

As we enter the fourth quarter, we are confident in our capacity to improve this year's operating performance as opposed to last year's.

Well done to all our teams!

Thank you for your support.

Edouard Michelin

E. Michelin



MICHELIN
A better way forward



First half 2005 earnings - Michelin confirms its operating performance

In contrasted markets, which were globally speaking down compared to the first half of last year, Michelin has maintained its operating income at last year's high level. By virtue of increased product value and a tight control over SG&A costs, the Group has managed to compensate not only for a significant decline in sales volumes, but also for the increase in the cost of raw materials that turned out to be more severe than in the course of the first six months last year.

- The operating margin reached 9.2%, which is up by 0.1 points compared to the first half of last year.
- Net income is up by 5.5% (the Group's net income rose by 8.9%).
- The surge in Specialty activities with an operating margin of 9.2% together with the high level maintained in Passenger Car and Light Truck performance at 9.6% have offset the decrease of 8.5% in the operating margin of Truck Tire sales, that is basically to be attributed to the European replacement markets, which fell significantly over the first half.
- The Price Mix improvement continues to show an increase of 5.1%.

Simplified Income Statement

In millions of Euros (IFRS)	At June 30, 2005	Variation 2005 / 2004
Consolidated net sales	**7,490**	+ 0.1%
*At constant exchange rates**		*+ 1.1%*
Operating income	**687**	+ 0.7%
Operating margin	***9.2%***	*+ 0.1 pt*
Net income	**386**	+ 5.5%

The rules and methods applied to the preparation of the consolidated accounts at June 30, 2005 comply with the International Financial Accounting Reporting Standards (IFRS).

**Comparison to consolidated net sales for the first half 2004 at the first half 2005 with constant scope and exchange rates*

Michelin confirms its operating performance in contrasted markets

Results for the first half of 2005

In the course of the first half, tire markets exhibited highly variable fluctuations and were globally speaking in decline compared to the first half of 2004. The replacement markets in Europe were rather dull, basically because of a gloomy economic conjuncture. Even though the decline has been limited in the Passenger Car and Light Truck segment, the drop in the Truck Tire segment reached a historic low. The North American market remains buoyant in both Passenger Car and Light Truck and in Truck tire sales with an increasingly enhanced product mix effect. In Asia, the Chinese market has confirmed its potential, whilst developments are more contrasted in other countries in this geographical area. As for the specialty tire market, there has been an upward market trend in all zones, with the exception of the European agricultural market.

In this environment, Michelin has pursued its targeted growth strategy; price increases have been implemented for all



products and geographical zones, in both original equipment and in the replacement markets. Price increases have held up, except for certain European Passenger Car and Light Truck markets in which the Group had to face aggressive price campaigns from competitors. Michelin brand sales have grown sharply in Passenger Car and Light Truck in both North America and in China. The X One Truck Tire has consolidated its success. Sales in the specialty segment have risen significantly because of the increased product value, as the technological assets of these products are becoming increasingly acknowledged.

The increase in prices and the enhanced sales mix have enabled the Group to compensate not only for the decline in the volume of sales (largely attributable the downward turn in European markets), but also for the escalation of raw material costs which has been even more significant than in the first half of last year. The targeted growth policy combined with the progress we have achieved in our productivity and our firm grip on SG&A costs have enabled the Group to maintain its operating margin at a high level (9.2%).

Net income has increased by 5.5% reaching 385.9 million Euros

This increase was particularly affected by a significant but isolated decrease in the corporate tax burden compared to the first half of 2004, and was achieved despite the financial impact of costs linked to an anticipated and partial bond reimbursement.

The Group's financial structure should significantly improve in the course of the second half of 2005

The free cash-flow* is negative for the first half at – 510 million Euros compared to – 75 million Euros for the same period last year. This difference is mainly due to a higher level of inventory than in the first half of last year and which is expected to return to the same level at the end of the second half, and on the other hand it is caused by payments made in the first half of 2005, whereas these were settled in the second half of 2004.

With the capital expenditure program confirmed at 1.3 billion Euros, free cash-flow is projected to rebound significantly in the second half, reaching a level similar to that of last year.

Net debt increased by 580 million Euros between July 1, 2004 and June 30, 2005. This evolution is mainly due to the change in free cash-flow, the distribution of dividends and the valuation of contracts related to minority interest in certain Group subsidiaries. Nonetheless it should be emphasized that the debt to equity ratio remains stable because of the increase in shareholders' equity.

*Free cash-flow = cash-flow – variation in working capital required – net investments (financial and non-financial)

Outlook for the second half 2005

For the second half of 2005, tire markets should increase compared to their relatively weak levels in the second half of 2004. The Group is confirming its full year estimates for the markets in 2005, with the exception of Truck replacement in Europe, which should lose 3% year on year.

Raw material costs will continue to escalate at the expected rate of approximately 14 to 15% for the 2005 financial year, versus an initially anticipated increase of + 13%. In this context, Michelin reaffirms its policy of increasing prices, in line with the strategy implemented in recent years.

Michelin now anticipates its operating margin before non-recurring items to improve in 2005 compared to 2004.





Segment information

As of January 1, 2005, Michelin changed the presentation of its segment information in order to include the distribution activities in the corresponding Passenger Car/Light Truck and Truck segments.

	Operating income before non-recurring items					Operating margin before non-recurring items (as % of net sales)	
	1st half 2005		1st half 2004		Variation 05/04	1st half 2005	1st half 2004
	Millions of Euros	As a % of total	Millions of Euros	As a % of total			
SR1*	**389.0**	**56.6**	395.6	58.0	- 1.7%	**9.6%**	9.7%
SR2**	**205.5**	**29.9**	261.1	38.2	- 21.3%	**8.5%**	10.8%
SR3***	**92.8**	**13.5**	25.9	3.8	+ 258.3%	**9.2%**	2.6%
Total Group	**687.3**	**100**	**682.6**	**100**	**+ 0.7%**	**9.2%**	**9.1%**

*Passenger Car/Light Truck and related distribution activities - **Truck and related distribution activities - ***Specialty activities

SR1 (Passenger Car/Light Truck and related distribution activities)

Passenger Car/Light Truck tire markets were highly contrasted in the first half of 2005: robust growth in North America and in China, and a slight decline in Europe. Group net sales are down a modest – 0.9% while sales volumes lost – 4.9%.

At 9.6%, the operating margin before non-recurring items is stable compared to the first half of 2004. This is a good result and was obtained in spite of lower volumes and of the continuing inflation in raw material costs. The following factors drove this good performance:

- Overall sustained price increases;
- Richer product mix and more favorable brand mix, with the Michelin brand recording significant success in North America and in Asia.

SR2 (Truck and related distribution activities)

Market trends differ substantially between Original Equipment (up across the board) and Replacement which shows signs of weakening.

Group net sales are slightly above their level in the first half of 2004, and although sales volumes are down by 3%, they benefited from a continually growing North American market, while European markets for Replacement are significantly down.

At 8.5% of sales, the operating margin before non-recurring items is down by 2.3 percentage points versus the first half of 2004. It has been primarily affected by an unfavorable sales mix between Original Equipment and Replacement that is the result of weakening European replacement markets, and a booming demand from North American truck manufacturers.

Group distribution activities in Europe have been hit and the replacement market dipped to an all-time low.

SR3 (Specialty activities)

At 9.2%, the operating margin before non-recurring items of the Specialty activities is up by 6.6 percentage points compared to the first half of 2004. All the segment's businesses contributed to this quite substantial improvement in the operating margin. The Wheel business, which was sold on May 1, 2005, had only a limited impact on this achievement.

In order to extract more value from the products with a high technological content, the **Specialty tire segment** repositioned its prices and had an excellent first half of the year. The performance of all activities has improved. Widespread customer acknowledgement has been given to the technological value of our products and the competitive edge of the tires manufactured by the Group. An enhanced sales mix has also become evident on account of the continuing radialization of Agricultural and Aircraft tires.


MICHELIN

Consolidated income Statement for the 1st half of 2005 (IFRS)

(in Millions of Euros)	From 1.1 to 30.6 2005	From 1.1 to 30.6 2004
Net sales	**7,490**	**7,486**
Cost of sales	(5,104)	(5,022)
Gross margin	**2,386**	**2,464**
Sales and marketing expenses	(847)	(890)
Research & development expenses	(289)	(305)
General and administrative expenses	(510)	(514)
Other operating income and expenses	(53)	(72)
Operating income before non-recurrent items	**687**	**683**
Non-recurrent income and expenses	-	-
Operating Income	**687**	**683**
Financial result	(135)	(114)
Income before tax	**552**	**569**
Taxes	(170)	(204)
Net income from associated companies	4	1
Net Income	**386**	**366**
• Of which Group share	389	357
• Of which controlling shares	(3)	9
Basic earnings per share (in Euros)	2.68	2.47
Diluted earnings per share (in Euros)	2.67	2.47

Simplified Consolidated Balance Sheet at June 30, 2005 (IFRS)

(In millions of Euros)	At June 30, 2005	At December 31, 2004
Non current assets	**8,658**	**7,928**
Current assets	**7,739**	**8,146**
• Of which inventories	3,350	2,858
• Of which commercial receivables	3,210	2,919
TOTAL ASSETS	**16,397**	**16,074**
Equity	**3,951**	**3,546**
Non current liabilities	**6,899**	**7,063**
• Of which long term financial debts	2,811	3,054
• Of which personnel benefits	3,271	3,170
• Of which long term provisions and liabilities	751	785
Current liabilities	**5,547**	**5,465**
Short term financial debts	2,070	1,894
Supplier debts	1,534	1,599
Other short term liabilities	1,943	1,972
TOTAL LIABILITIES	**16,397**	**16,074**



Some 150 vintage cars took part in the Gordon Bennett Centenary Cup which was run on the circuit marked out by the Michelin brothers in 1905.

Bibendum Forum & Rally in Kyoto

Designed to fit in between the 2004 Challenge Bibendum held in China and the 2006 edition in Paris, the Bibendum Forum and Rally, the only event of its kind, took place in Japan on 8 and 9 June last. Michelin organized the meeting in Kyoto and invited its partners in the automobile industry, car manufacturers, energy providers and equipment suppliers. The objective was to work together to promote new technologies more conducive to sustainable mobility. For the participants the question is no longer whether to use these innovations, but how to make them happen as quickly as possible.



After the Forum had been held in the very building where the "Kyoto Protocol" was signed, the 51 participating vehicles, all using the most promising new technologies, hit the road to show off their paces on the way to the 2005 Universal Exhibition in Aichi.

In the USA pressure is a serious matter

The National Highway Traffic Safety Administration, which is under the direction of the U.S. Department of Transportation, has passed legislation regarding tire pressure monitoring in the United States. The legislation states that by 2008 all road vehicles weighing less than 4.5 tonnes must be equipped with a tire-pressure monitoring system, except for those with twin tire assemblies. The monitoring unit must be designed to warn the driver if the recommended cold tire service pressure drops by 25%.

Michelin is well ahead in the design and set-up of these technological processes, enhancing both comfort and safety.

Michelin takes center stage in Shanghai

Auto Shanghai, the eleventh Shanghai Automobile Fair, took place at the end of April last. Michelin was present with a 300m² stand, where the Group's principal product innovations were displayed, such as the largest Earthmover tire in the world and the A380 tire.

With 780 exhibitors and 400,000 participants, the fair has quickly joined the top 5 largest international events of this kind held in Tokyo, Detroit, Frankfurt, Paris and Geneva. Participating in a showcase event like Auto Shanghai has become a must for any company seeking to scale up its market share in China, where increasing importance is ascribed to the automobile every year. In 2004, 2.42 million cars were sold in this country, which is an increase of 13% compared to 2003!

Mid-season and a clutch of trophies already!

There are smiles on the faces of the men and women at Michelin Competition. We are half way through the season, and never before have the drivers of cars fitted with Michelins garnered so many victories.



In the 24 Hours Le Mans. Michelin brought home its 8th victory on the trot and its 5th victory in a row with Audi.

In the World Rally Championship, Sébastien Loeb and Citroën are way out front in the drivers' and constructors' championships.

In the Motorcycle Grand Prix, the riders on Michelin, led by Valentino Rossi on Yamaha, have taken the first 7 places.

In Formula 1 racing, the teams shod with Michelins have, until now, swept all the podium places except at the Indianapolis Grand Prix, where Michelin and its partners decided to put safety first; the tires were not adapted to the extreme conditions this year in turn number 13. Michelin apologized to the public and has offered to reimburse all spectators' for their tickets and is offering 20,000 of them a ticket for the race next year.



The equivalent of one liter of fuel to travel 5,385 km, an achievement to which Michelin is no stranger.

A new record on the Ladoux test tracks

The Shell Eco-marathon has been running for 20 years and to celebrate the event, Michelin hosted it on June 25 and 26. Prestigious engineering schools compete to travel the greatest distance possible on one liter of fuel. The first record chalked up in 1985 was 600 km but this year the previous record was blown to atoms when the new distance covered was recorded at 5,385 km! This sensational performance was achieved by the Zurich "Ecole Polytechnique".

Over the last twenty years, many things have changed in aerodynamics, in materials and in energy. The winning prototype was powered by a fuel cell battery and a host of calculations had to be made to convert results so that they were expressed in terms of kilometers covered with one liter of fuel. Tires played a role of paramount importance. The winning team was given two types of low-rolling resistance Michelin tires. Riding on the first set of tires the vehicle traveled 3,952 km. On the second type of tire, which had a lower rolling resistance, the same team managed 5,385 km!



Second Michelin Performance and Responsibility report - an approach with tangible results.

Michelin presented its second Performance and Responsibility report, covering the period from 2003 to 2004, at the Annual Shareholders' Meeting on May 20. The report, which is available in both French and English, provides clear evidence of the headway made by the Group not only in the nine specific areas of its responsible development approach, but also in the practical day-to-day application of our Company's five fundamental values.

The results are both numerous and tangible. The progress achieved shows how dynamic our approach is and the management staff's keen involvement. The following are examples: the finalization of tire energy efficiency indicators, the follow-up of personnel development, concrete results obtained in team diversity, progress in job safety, the action taken in favor of sustainable mobility, the research to reduce the impact of tire debris, the recovery and disposal of end-of-life tires, our involvement in the economic development of the areas in the vicinity of our plants, the implementation of the site environmental management system, economic performance, shareholder communications and risk management within the Company.



The layout, and the many illustrations, diagrams, tables and photographs make the report easy and pleasant to read. This more concise edition of Michelin Performance and Responsibility provides a perfect roundup document which goes through the main factors contributing to the Company's lasting overall performance!

The report can be consulted or downloaded from **www.michelin.com** or can be requested from our Individual Shareholder Relations Department.

A future Earthmover plant for Brazil

The Group has just launched a project for the construction of a new Campo Grande Earthmover tire manufacturing plant in Brazil. This new plant, which will employ around 400 people, should be completed and roll out its first tires in the course of the second half of 2007.

This new plant will strengthen the Group's Earthmover capacity in a market which has been extremely buoyant over the last year and a half. World demand is very strong and is expected to remain so over the next few years. Strong growth in certain areas like China, for example, has detonated an off-the-chart explosion in the number of worksites, underground mining sectors, quarries, dock activities and material handling, which are all sectors in which a great many earthmover tires are needed.

This new plant will serve mainly the Brazilian and North-American markets and will enable other European plants to concentrate on supplying other markets.



Shareholders' Consultative Committee

The members of the Shareholders' Consultative Committee visited our plant in Montceau-les-Mines in France on 14th September 2005, where the Head Manager and site teams extended a warm welcome to them. Then several workshop managers showed them round the manufacturing areas to introduce them to various aspects of production, such as rubber mixing, tire building and the curing of Earthmover and Passenger Car and Light Truck tires.

A working conference ended the day and a draw-selection process was used to replace some Committee members.



Variation of CAC 40 index and the Michelin share price

	29/12/2000	31/08/2005	Variation over the period	31/12/2004	31/08/2005	Variation over the period
CAC 40	5,926,42	4,399.36	- 25.77%	3,821.16	4,399.36	+ 15.13%
Michelin share	38.55	49.28	+ 27.83%	47.19	49.28	+ 4.43%
Difference between Michelin and CAC 40			+ 53.60			- 10.70

From 1st January to 31st August 2005:
- *Highest stock price: 56.20 € 9th March*
- *Lowest stock price: 45.26 € 7th July*
- *Average daily volume of transactions: 823,277 shares*

Euronext Paris – Eurolist
Local equity – Compartment A (Blue Chips)
Deferred payment service (SRD)
ISIN: FR0000121261
Indices: CAC 40 - Euronext 100
Par value: 2 euros
Number of shares: 143,387,025


200
150
100
50
01/2002
01/2003
01/2004
01/2005
08/2005

Michelin — Indice Auto Monde
CAC 40 — Indice Pneu Monde

KEY DATES IN THE FUTURE

- ***Shareholders' Meeting in Annecy:*** 29th September 2005 at the Imperial Palace
- ***Shareholders' Meeting in Rouen:*** 17th October 2005 at the ESC (School of Higher Business Studies)
- ***Publication of the sales figure for the first 9 months of 2005:*** 24th October 2005, after the closure of the Paris Stock Exchange
- ***Shareholders' Meeting in Nantes:*** 14th December 2005 at the "Cité des Congrès"

SHAREHOLDER RELATIONS
Anne-Marie Vigier-Perret
EMPLOYEE SHAREHOLDER RELATIONS
Françoise Ventézou
12, cours Sablon
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 98 59 00
Fax: 33 (0) 4 73 98 59 04
actionnaires-individuels@fr.michelin.com

FINANCIAL COMMUNICATION
Eric Le Corre
Christophe Mazel
Jacques-Philippe Hollaender
23, Place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel. : 33 (0) 4 73 32 24 53
33 (0) 1 45 66 16 15
Fax : 33 (0) 1 45 66 13 19
e-mail : investor-relations@fr.michelin.com

INTERNET ADDRESS
www.michelin.com/corporate

SEPTEMBER 2005

MICHELIN
A better way forward

Michelin - Corporate Communications

TRANSLATION OF THE FRENCH TEXT OF CONSOLIDATED SALES

COMPAGNIE GENERALE DES ETABLISSEMENTS
MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, 63000 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2005	2004
	IFRS	IFRS Pro forma
From January 1 through March 31	3,610	3,618
From January 1 through June 30	7,490	7,486

COMPAGNIE GENERAL DES ETABLISSEMENTS MICHELIN
(Michelin et Cie)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, 63000 Clermont-Ferrand
855.200.887 R.C.S. Clermont-Ferrand

A. - Consolidated Mid-Year Results at June 30, 2005

I. CONSOLIDATED BALANCE SHEET

	To June 30, 2005 (in EUR million)	To December 31, 2004 (in EUR million)
Goodwill	434	301
Other intangible assets	152	154
Tangible assets	6.106	5.726
Long-term financial assets	593	382
Stakes in associated companies	46	61
Deferred Tax assets	1.327	1.304
Non current assets	**8,658**	**7,928**
Inventory	3.350	2.858
Trade receivables	3.210	2.919
Short-term financial assets	190	143
Other short-term financial assets	562	571
Cash and cash equivalents	437	1.655
Current assets	**7,739**	**8,146**
TOTAL ASSETS	**16,397**	**16,074**
Common stock	287	287
Paid-in capital in excess of par	1.843	1.842
Retained earnings	1.799	1.348
Non-controlling stakes	22	69
Shareholders Equity	**3,951**	**3,546**
Long-term debt	2.811	3.054
Employee Benefits	3.271	3.170
Long-term liabilities	751	785
Deferred tax liabilities	66	54
Non-current liabilities	**6,899**	**7,063**
Short-term debt	2.070	1.894
Trade payables	1.534	1.599
Other short-term liabilities	1.943	1.972
Current liabilities	**5,547**	**5,465**
TOTAL LIABILITIES	**16,397**	**16,074**

II. CONSOLIDATED INCOME STATEMENT

	Note	From 1.1 to 30.6 2005 (in EUR million)	From 1.1 to 30.6 2004 (in EUR million)
Net Sales	4	7,490	7,486
Cost of Sales		(-) 5,104	(-) 5,022
Gross Margin		2,386	2,464
Sales and marketing expenses		(-) 847	(-) 890
Research & development expenses		(-) 289	(-) 305
General & administrative expenses		(-) 510	(-) 514
Other operating income and expenses		(-) 53	(-) 72
Operating Income before non-recurring items	4	687	683
Non-recurring income and expenses		-	-
Operating Income		687	683
Interest income/expense		(-) 135	(-) 114
Income before tax		552	569
Income taxes		(-) 170	(-) 204
Net income from associated companies		4	1
Net Income		386	366
Of which Group share		389	357
Of which non-controlling shares		(-) 3	9
Basic earnings per share (in EUR)		2.68	2.47
Diluted earnings per share (in EUR)		2.67	2.47

III. CONSOLIDATED CASHFLOW STATEMENT

	Notes	From 1.1 to 30.6 2005 (in EUR million)	From 1.1 to 30.6 2004 (in EUR million)
Net income		386	366
EBITDA adjustments			
Interest income/expense		135	114
Income Taxes		170	204
Depreciation and impairment of tangible assets		395	407
EBITDA		**1.086**	**1.091**
Other income and charges with no impact on cash-flow	6.1	(-) 11	3
Change in provisions for contingencies and charges		(-) 122	(-) 71
Net interest and other financial interest income/expenses	6.2	(-) 176	(-) 118
Income tax paid		(-) 117	(-) 104
Change in working capital excluding depreciation	6.3	(-) 644	(-) 371
Cash flow from operating activities		**16**	**430**
Net investment in tangible and intangible assets	6.4	(-) 537	(-) 489
Sale of tangible and intangible assets		35	49
Stakes acquired in consolidated companies, net of cash-flow		4	(-) 2
Sale of stakes in consolidated companies, net of cash-flow		(-) 4	-
Other equity purchases		(-) 18	(-) 47
Other transfers		1	2
Change in other long and short-term financial assets	6.5	(-) 7	(-) 17
Cash-flow from investment activities		**(-) 526**	**(-) 504**
Share capital increases and premiums		-	-
Minority contributions to the capital of associated companies		14	8
Sale of treasury stock		-	4
Dividends paid to the shareholders of the parent company		(-) 179	(-) 133
Dividends paid to minority shareholders of associated companies		(-) 35	(-) 5
Distribution tax and other withholdings		(-) 6	(-) 43
Change in long-and short-term financial liabilities	6.6	(-) 530	(-) 106
Other changes		5	(-) 37
Cash-flow from financing activities		**(-) 731**	**(-) 312**
Impact of exchange rate variations		**23**	**18**
Increase/decrease in cash and cash equivalents		**(-) 1.218**	**(-) 368**
Cash and cash equivalents at January, 1		**1.655**	**1.755**
Cash and cash equivalent at June, 30		**437**	**1.387**

IV. CHANGE IN CONSOLIDATED SHAREHOLDER FUNDS

(in EUR million)	Note	Common stock	Paid-in capital in excess of par	Treasury stock	Retained earnings	Non-controlling stakes	Equity
Shareholders' funds at 01.01.04		**287**	**1.840**	**(-) 5**	**884**	**66**	**3.072**
Sale of treasury stock				3	1	-	4
Cost of stock option plans			1			-	1
Dividend distributions					(-) 176	(-) 5	(-) 181
Net earnings for the period					357	9	366
Translation differences and miscellaneous					13	6	21
Shareholders' funds at June 30, 2004		**287**	**1.841**	**(-) 2**	**1079**	**78**	**3.283**
Shareholders' funds at 31.12.04		**287**	**1.842**	**-**	**1.348**	**69**	**3.546**
Implementation of IAS 32 and 39	8.5				101	-	101
Shareholders' funds to Januray 1, 2005		**287**	**1.842**	**-**	**1.449**	**69**	**3.647**
Change in the fair value of financial instruments					25	-	25
Cost of stock option plans			1			-	1
Dividend distributions					(-) 186	(-) 34	(-) 220
Net earnings for the period					389	(-) 3	386
Translation differences and miscellaneous					122	(-) 10	112
Shareholders' funds at 30.06.05		**287**	**1.843**	**-**	**1.789**	**22**	**3.951**

V. CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS TO JUNE 30, 2005

I - BASIS OF PREPARATION

Until 31.12.2004, Michelin Group prepared and presented its consolidated account based on the French GAAP consolidation policies set forth in rule 99-02 of Comité de la Réglementation Comptable. Under Rule 1606/2002 of the European Community, the consolidated accounts of European listed companies are prepared from 2005, based on the International Accounting Standard Board (IASB) referential.

Michelin Group's interim consolidated financial statements to June 30, 2005 were drawn up based on the accounting and measurement policies of IFRS standards as adopted by the European Union.
The interim notes are in condensed form, pursuant to article 221-5 of the règlement général de l'Autorité des Marchés Financiers, which integrates the general principles for interim accounts set forth in recommendation CNC 99R01.

The accounting principles used are described in note 2 above.
These policies were applied by the Group consistently for all reporting periods, excluding, as per the provisions of standard IFRS 1, the measurement of financial instruments set forth under IAS 32 et IAS 39.
The choice of options and exemptions in connection with IFRS 1 in particular, were presented by the Group upon publication of the 2004 consolidated accounts (see note 9.1)
The following standards, interpretations or amendments that were applicable from January 2005 but not yet adopted by the European Union are not relevant to Michelin Group accounting:
- IFRIC 2 governing associated company stakes in cooperating entities and similar instruments,
- IAS 39 amendment on transition and initial accounting of financial assets and liabilities,
- SIC 12 Amendment on ad-hoc entities.

The following standards, interpretations or amendments applicable from January 2006 but not yet adopted by the European Union are not relevant to Michelin Group accounting:
- IFRS 6 on prospection and evaluation of mining resources,
- IFRIC 5 on rights to stakes in funds to dismantle and repair sites,
- Amendment of IAS 19 on accounting for actuarial gains and losses,
- Amendment of IAS 39 on cash-flow hedges in connection with future intragroup transactions.

The Group did not opt for early application of IFRIC 4, in connection with contractual finance lease, which is applicable from 1.1.2006, the interpretation of which has not yet been adopted by the European Union.
Note 9 deals with the impact of implementation of IFRS accounting policies and measurement on Group Financial Statements.
Consolidated financial statements were prepared based on historical cost, except, as described in the accounting policies below, for some transactions that are measured at fair value, and in particular those that relate to financial assets held for sale and derivated financial instruments.
The preparation of financial statements under IFRS standards stipulate that Management should use assumptions or estimations reflected in the value of the assets and liabilities at the balance sheet closing date and in the value of the income and for the reporting period. The final results could differ from these estimations.
As as otherwise stated, all amounts are presented in millions of euros.

2 - SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

2.1 - Consolidation

The Michelin Group (the "Group") consolidated financial statements include all subsidiaries, associates and joint ventures of Compagnie Générale des Etablissements Michelin ("CGEM" or the "Company"), company incorporated in Clermont-Ferrand (France).

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights.

The financial statements of subsidiaries are included in the consolidated financial statement from the date that control commences until the date that control ceases.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding between 20 % and 50 % of the voting rights.

Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (see note 2.10 on intangible fixed assets).

The Group's share of its associates' post-acquisition profit and losses is recognised in the income statement until the date that control ceases.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not recognise future losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

(c) Joint ventures

Joint ventures are entities over whose activities the Group has joint control, established by contractual agreement. Investments in joint ventures are accounted for by the equity method of accounting as described in the Associates section above.

Shareholdings in companies which are not subsidiaries, associates or joint ventures are not consolidated. They are accounted for as non derivative financial assets (see 2.13).

2.2 - Segment reporting

A business segment is a group of assets and operations engaged in providing products or services subject to risks and returns that are different from those of other business segments.

A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Group's primary format for segment reporting is business segments and the secondary format is geographical segments, in accordance with the risks and returns profile of the Group's operations.

This is reflected by the Group's divisional management and organisational structure and the Group's internal financial reporting systems.

The primary segments for the Group are:

- Reporting Segment 1 (Passenger Car and Light Truck tires and related distribution activities),

- Reporting Segment 2 (Truck tires and related distribution activities),
- Reporting Segment 3 (The others activities including speciality tires, earthmover and agricultural, aircraft tires, 2 wheels, maps and guides, ViaMichelin, Michelin LifeStyle and other sales).

The secondary segments for the Group are:

- Europe (Western and Eastern),
- North America (including Mexico),
- Other (Asia, South America , Middle-East and Africa)

Segment assets consist of goodwill and intangible assets, property, plant and equipment, trade receivables and inventories.
Corporate assets are allocated to each segment in proportion of the amount of direct assets.
Transfer prices between geographical segments are set on arm's length basis.

2.3 - Foreign currency translation

(a) Presentation and functional currency

The financial statements of the Group's entities are measured using their functional currency, which is the currency of the primary economic environment in which they operate and which corresponds for most of them to their local currency.
The consolidated financial statements are presented in euros (EUR), which is the Company's functional currency.

(b) Transactions

Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at closing exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.
Exchange differences on non-monetary items, such as shareholdings classified as available-for-sale financial assets, are included in the fair value reserve in equity from 1 January 2005.

(c) Translation

The financial statements of Group entities that have a functional currency different from the Group presentation currency are translated into the presentation currency as follows: assets and liabilities are translated at the closing rate at the date of the balance sheet, income and expenses are translated at the average rate of the period, and all resulting exchange differences are recognised as a separate component of equity.
Cash flows are also translated at the average rate of the period.
When an entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of an entity are treated as assets and liabilities of the entity and translated at the closing rate.

(d) Exchange rates of major currencies

Against the euro:	Closing rates		Average rates	
	30.06.2005	31.12.2004	1.1 to 30.6 2005	1.1 to 30.6 2004
US dollar (USD)	1.208	1.364	1.285	1.228
Swiss franc (CHF)	1.548	1.543	1.546	1.553
British pound (GBP)	0.669	0.707	0.686	0.674
Canadian dollar (CAD)	1.486	1.642	1.588	1.642
Polish zloty (PLN)	4.019	4.075	4.083	4.734
Brazilian real (BRL)	2.849	3.621	3.316	3.644
Japanese yen (JPY)	133.311	139.846	136.249	133.077
Chinese yuan (CNY)	10.001	11.288	10.643	10.165

2.4 - Derivatives

Derivatives financial instruments are used to manage exposures to foreign exchange and interest rate risks.

In 2004:

When hedging balance sheet items, currency forward derivative instruments are measured at fair value with fluctuations recognised in income statement. See Note 2.5 when the derivative hedges a future transaction.
Interest rate derivative instruments are not measured at fair value, but interest is accounted for on an accrual basis.

From 1 January 2005:

All derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged (Note 2.5).
All changes in fair value of derivatives not designated as hedging instruments are recorded as financial income or expense in the period in which they arise.
Fair values are based on market values for listed instruments or on mathematical models, such as option pricing models and discounted cash flow calculations for unlisted instruments. These models take into consideration market data.
Embedded derivatives are recognised separately if not closely related to the host contract.

2.5 - Hedging

In 2004:

When hedging future transactions, currency forward derivative instruments are measured at fair value with fluctuations deferred until recognition of the underlying transaction. See Note 2.4 when the derivative hedges a balance sheet item.

From 1 January 2005:

Some derivative financial instruments are designated as either:
- hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges);
- hedges of highly probable forecast transactions (cash flow hedges); or
- hedges of net investments in foreign operations.

The Group generally limits the use of hedge accounting to certain significant transactions. Some derivatives, while providing effective economic hedges under the Group's financial policies, do not qualify or have not been designated for hedge accounting (Note 2.4). For example, foreign exchange derivatives that are used to hedge the currency exposure of financial assets and liabilities are not designated as hedging instruments.
The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategies. The Group also documents its assessment, both at inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values of hedged items.
Changes in the fair value of derivatives are accounted for differently depending on the type of hedge:
- Fair value hedges

Changes in fair value of derivatives are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
- Cash flow hedges

The effective portion of changes in the fair value of derivatives is recognised in equity. The gain and loss relating to the ineffective portion is recognised immediately in the income statement. Amounts accumulated in equity are recycled in the income statement in the period when the hedged item will affect the income statement. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accoun-

ting, any cumulative gain or loss existing in equity at the time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

- Hedges of net investments in foreign operations

These hedges are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

2.6 - Revenue recognition

Revenue from sales is recognised when it is probable that future economic benefits will flow to the Group entity and these benefits as well as the costs related to the transaction can be measured reliably.

The amount of revenue is measured at the fair value of the consideration received, or receivable, taking into account the amount of any trade discounts allowed by the Group entity or any commercial incentives meeting the criteria of correlation with sales.

Sales are recognised as follows:

Sales of goods

Revenue from sales of goods is recognised when the Group has transferred to the buyer the significant risks and rewards of ownership of the goods and retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold.

Sales of services

Revenue from sales of services is recognised by reference to the stage of completion of the transaction at the balance sheet date when this stage of completion can be measured reliably.

2.7 - Cost of sales

Cost of sales comprises the costs of manufacturing products and the costs of goods purchased for resale.

It includes the cost of purchase of material, the cost of production directly related to the manufactured products and all the production overheads, based on the normal capacity of production facilities.

Production overheads include depreciation of property, plant and equipment, amortisation of intangible assets relating to production and write-downs of inventories.

Cost of sales also includes a relevant portion of general overheads to the extent that they are directly attributable to the manufactured products to bringing them to their present location and condition.

Selling costs, research and development costs, borrowing costs and start-up costs are not included in the cost of sales.

2.8 - Research and development

Research cost cannot be capitalised. Development cost shall be capitalised as intangible assets if specific conditions are fulfilled, in particular when it is probable that future economic benefits related to these assets will flow to the Group.

The Michelin Group considers that as not all the conditions which entitle the asset recognition are met, the development costs cannot be capitalised. Consequently, the research and development costs are fully charged to the income statement in the period in which they are incurred.

2.9 - Income tax

Income tax in the income statement includes current tax and deferred tax, plus any withholding tax on the distribution of retained earnings within the Group, except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is based on the results of the Group companies and is calculated according to local rules including any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements, using enacted tax rates that are expected to prevail when the temporary differences reverse.

Deferred tax assets are recognised to the extent that is probable that future taxable profit will be available against which the tax losses carried forward and the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in a foreseeable future.

2.10 - Intangible assets

(a) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of assets less liabilities of acquired companies at the date the acquisition is committed.

Goodwill arising on acquisitions is not subject to amortisation. It is tested for impairment annually and does not include any identifiable intangible assets which are recognised separately under the appropriate heading (see 2.12). Impairment losses are recognised immediately in the income statement in other operating expenses. They cannot be reversed.

Goodwill is recorded in the functional currencies of the acquired companies.

(b) Software

Acquired and self-created software are capitalised to the extent that the future economic benefit related to these assets will flow to the Group. They are initially recognised at cost, unless where they are acquired through a business combination. In such case, they are recognised at their fair value.

Cost includes cost of acquisition or production cost and other cost directly attributable to the acquisition or the production.

Software are amortised using the straight-line method over 3 years.

When an indication of impairment exists, the carrying amount is assessed and an impairment loss is recognised for the difference between the recoverable amount and the carrying amount of the asset.

Irrespective of whether there is any indication of impairment, software not yet available for use are tested annually for impairment.

When the circumstances which previously caused assets to be impaired no longer apply, the impairment losses are reversed accordingly.

Impairment loss and reversal of impairment loss are recognised in the income statement in other operating income and expenses.

(C) Other intangible assets

Other intangible assets are capitalised to the extent that the future economic benefit related to these assets will flow to the Group and their cost are reliably identified.

They are amortised on a straight-line basis over their useful life which generally does not exceed 5 years. An impairment loss is recognised when the carrying amount of the assets is less than the recoverable amount. An impairment loss is reversed when the reason for it no longer exists.

2.11 - Property, plant and equipment

Property, plant and equipment are valued at historical cost less accumulated depreciation and, where necessary, impairment.

Historical cost includes cost of acquisition or production cost and other cost directly attributable to the acquisition or the construction. Borrowing costs are expensed during the period in which they are incurred. Investment grants are initially accounted for as deferred income and are subsequently recognised as income over the useful life of the related asset. Repair and maintenance are recognised as an expense. Other subsequent expenditures are included in the asset's carrying amount or recognised as a separate asset if the recognition criteria are met.

Property, plant and equipment are depreciated on a straight-line basis, except land which is not depreciated. Depreciation on property, plant and equipment reflects the pattern in which the asset's future economic benefits are expected to be consumed. Depreciation is allocated to the cost of good sold, selling expenses, research and development expenses or general administration expenses.

The following depreciation periods, based on the expected useful lives of the respective assets, are applied throughout the Group:

Buildings and general installations of land and buildings	25	years
Industrial and commercial equipments	5 - 12	years
Computer and telecom equipments	5	years
Transport equipment	5	years
Others	2 - 12	years

When assets are sold or disposed, the difference between the net proceeds and the net carrying amount of the assets is recognised as a gain or loss in other operating income or expenses, respectively.

Property, plant and equipment which are financed by leases giving the Group substantially all of the risks and rewards of ownership are capitalised at the lower of the fair value of the leased item and the present value of the minimum lease payments at the inception of the lease. The leased assets are depreciated over the shorter of the lease term and the useful life of the leased assets if the transfer of the ownership of the leased assets is uncertain. The payment obligations arising from the future lease payments are discounted and recognised as a financial liability in the balance sheet.

2.12 - Impairment of assets

When there is any indication that the recoverable amount of an asset (intangible and property, plant and equipment), being the higher of its net selling price and its value in use, may be less than its carrying amount, the recoverable amount of the asset is measured and an impairment assessment is carried out.

However, intangible assets with indefinite useful life or not yet available for use and goodwills acquired in a business combination are tested annually for impairment.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Unit).

Where the carrying amount of a Cash Generating Unit exceeds its recoverable amount, the difference is recognised in the income statement as an impairment loss. First, the goodwill is impaired. Any remaining impairment loss is allocated among the other assets, based on the net carrying amounts of the individual assets at the closing date.

Value in use is determined using the present value of future cash inflows. The cash inflow forecasts are derived from the annual plan and five-year Strategic Alternatives for the Group. The future cash inflows are discounted using the Weighted Average Cost of Capital (WACC) which is the average of the cost of the company's debt and the cost of equity financing.

When the circumstances which previously caused assets to be impaired no longer apply, the impairment losses are reversed accordingly, except those on goodwill.

2.13 - Non derivative financial assets

In 2004:

Shareholdings are kept at the lower of historical cost and fair value.
Other monetary non-derivative financial assets are kept at historical cost and impairment is recognised when necessary.

From 1 January 2005:

The Group classifies its non-derivative financial assets in one of the following categories: loans and receivables, available-for-sale financial assets, financial assets at fair value through profit and loss, and held-to-maturity investments. The classification depends on the purpose for which the assets were acquired. Management determines the classification of its non-derivative financial assets at initial recognition and re-evaluates this designation every reporting date.

• Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date.

• Available-for-sale financial assets are non-monetary securities designated in this category. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

• Financial assets at fair value through profit and loss have two sub-categories: financial assets held for trading, and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

• Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

Purchases and sales of non-derivative financial assets are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Non-derivative financial assets are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit and loss. Non-derivative financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the "financial assets at fair value through profit and loss" category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement.

The fair values of quoted non-derivative financial assets are based on current bid prices. For unlisted securities, the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions or reference to other instruments that are substantially the same.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed

from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments cannot be reversed.

2.14 - Inventories

Inventories are stated at the lower of cost and net realisable value.
The cost of raw material, supplies and purchased finished goods includes the purchase price and other costs directly attributable to the acquisition.
The cost of work in progress and manufactured finished goods comprises direct labour, other direct costs and production overheads based upon normal capacity of production facilities.
Borrowing costs are not included.
Inventories are measured using the weighted-average cost method.
Net realisable value is the estimated selling price less the estimated cost to completion and the estimated selling expenses.
A write-down is recognised when the net realisable value is lower than the cost.
A write-down is reversed when it becomes apparent that the circumstances which previously caused inventories to be written down below cost no longer exist.

2.15 - Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less impairment. When payment terms are shorter than one year, the initial fair value and the subsequent amortised cost are equal to the nominal amount. An impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the impairment charge is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The impairment charge is recognised as sales and marketing expenses.

2.16 - Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

2.17 - Share capital

Ordinary shares are classified as equity.
Where any Group company purchases the Company's equity share capital, directly or through a liquidity contract with an investment services provider, the consideration paid, including any directly attributable incremental costs, is classified as treasury shares and is deducted from equity.
Where such shares are subsequently sold, any consideration received, net of any directly attributable costs,is included in equity.

2.18 - Non derivative financial liabilities

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

In 2004:

Non-derivative financial liabilities are recognised initially at the redemption value (generally the nominal value). Issuance premiums or discount and issuance cost are capitalised and amortised on a straight line basis over the period of the borrowings.

From 1 January 2005:

Non-derivative financial liabilities are recognised initially at fair value, net of transaction costs incurred, and subsequently at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

To the extent that borrowings are hedged under qualifying fair value hedges (Note 2.5), the carrying value of the hedged item is adjusted for the fair value movement attributable to the risk being hedged.

2.19 - Employee benefits

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses and non-monetary benefits are recognised in the year in which the employees of the Group have rendered the associated services.
Where long-term employee benefits, such as pension and other post-employment benefits, are provided by the Group, a liability or an asset and the related cost are recognised.

Pension and other post-employment benefits

Post-employment benefits are benefits payable after the completion of employment. Group companies provide retirement benefits for most of their employees, either directly or by contributing to independently administered funds. The benefit provided by the Group vary according to the legal, tax and economic circumstances of each country and usually are based on one or more factors such as employees' remuneration, age and years of service. The obligations relate both to existing retirees and to entitlements of future retirees.

Group companies provide post-employment benefits under defined contribution plans and defined benefit plans.
In case of **defined contribution plans**, the Company pays fixed contributions to state or private insurance companies. Once the contributions have been paid, the Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay to all employees the corresponding benefits.
The regular contributions are recognised as a periodic expense for the year in which they are due and, as such, are included in the cost of goods sold, selling expenses, research and development expenses or general administration expenses.

As of today most of post-employment benefit plans are **defined benefit plans** with a distinction to be made between externally funded plans (mainly pension plans) with the assets of the plan held separately in independently administered funds and unfunded plans such as healthcare benefit plan and retirement indemnities.
The measurement of the post-employment benefit liabilities, and the related current service cost, is based upon the Projected Unit Credit Method.
A defined benefit plan is a plan that defines an amount of benefit that the Group is committed to pay to current and former employees.

All defined benefit plans are subject to actuarial calculations carried out annually for the largest plans and on regular basis for other plans. These actuarial valuations are provided by independent actuaries. Actuarial assumptions primarily regarding discount rates, projected rates of remuneration growth and long-term expected rates of return on plan assets are incorporated in the actuarial valuations and annually reviewed.

The liability or the asset recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets taking into account any unrecognised actuarial gains or losses and past service costs.
The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds in the country of the obligation and that have terms of maturity approximating to the term of the related benefit liability.
A net asset is recognised only to the extent that it represents a future economic benefit

which is actually available to the Group in form of refunds from the plan or reductions in future contributions to the plan.

Actuarial gains or losses arise mainly from changes in actuarial assumptions and differences between assumptions and actual experiences. They are recognised in the income statement as a component of the Group's net periodic benefit plan cost only to the extent that, as of the beginning of the year, their net cumulative amount exceeds 10 % of the greater of (1) the present value of the defined benefit obligation or (2) the fair value of the plan assets. In such case, the portion of actuarial gains or losses recognised in the income statement is the resulting excess divided by the expected average remaining working lives of the employees participating in the plan.
Past service costs may arise when a new defined benefit plan is introduced or changes on payable benefits under an existing defined benefit plan are set up. They are recognised immediately in the income statement if the benefits are vested. They are amortised on a straight-line basis over the average period until the benefits become vested if the benefits are not yet vested.

The Group's net periodic benefit plan cost charged to the income statement consists of current service cost, interest cost, curtailments and settlements, past service costs as well as actuarial gains and losses to the extend that they are recognised.

Share-based-payments
The benefits related to the share purchase options granted to the Managing Partners and a number of Group employees are valued, at their allocation date, using the binomial method.
Said benefits are spread over the period during which the options many not be exercised. They are allocated to payroll charges.

2.20 - Provisions
Provisions are recognised where a legal or constructive obligation has been incurred which will probably lead to an outflow of resources that can be reasonably estimated.
Restructuring provisions are recognised when the Group has a detailed formal plan that has been announced. Provisions are recorded at the net present value for the estimated cash outflows.

3 - AGREEMENTS SIGNED IN THE FIRST HALF OF 2005

3.1. Tigar MH – Serbia and Montenegro
In January, Michelin reached an agreement with the other shareholders to increase its stake in Tigar MH without generating a significant goodwill.
The transaction led the Group to change its consolidation method, without generating significant goodwill, and this company is now treated as a subsidiary and not as an associated company.

3.2. Transfer of Wheel operations to mefro Group
In May, the Group transferred its Wheel operations to mefro, and confirmed its announcement made in 2005. The transfer involved the transfer of its holdings in the companies that owned these operations. The impact on this transfer on the year-half is not significant. The Group had made a EUR 64 million provision in IFRS standards for the second half of 2004.

3.3. Michelin Siam Group – Thailand
In June, Michelin reached an agreement with the minority shareholders to increase its stake in Michelin Siam Group. As a consequence, a goodwill of 111MEUR has been recognized.

4 - CONDENSED SEGMENT REPORTING

From 01.01.2005 to 30.06.2005 (in EUR million)	SR1	SR2	SR3	TOTAL
Net Sales	4 053	2 416	1 010	7 480
Operating income before non-recurring items	389	205	93	687
Percentage	9.6 %	8.5 %	9.2 %	9.2 %

From 01.01.2005 to 30.06.2005 (in EUR million)	SR1	SR2	SR3	TOTAL
Net Sales	4 099	2 407	980	7 486
Operating income before non-recurring items	396	261	26	683
Percentage	9.7 %	10.8 %	2.6 %	9.1 %

Reporting Segment 1 (RS1) : Passenger Car / Light Truck and related distribution
Reporting Segment 2 (RS2) : Truck and related distribution
Reporting Segment 3 (RS3) : Earthmover, Agricultural, 2-wheel, Aircraft, plus Maps and Guides, ViaMichelin, Michelin Lifestyle and Wheels (transferred in May 2005)

5 - NET LONG AND SHORT-TERM DEBT

Long and short-term debt is made up of the following items:

Breakdown of long and short-term debt (in EUR million)	To 30.06.05	To 31.12.04
Long-term debt	2 811	3 054
Short-term debt	2 010	1 494
	4 821	4 548
Long-term derivated financial assets	(-) 22	
Short-term derivated financial assets	(-) 4	
	(-) 26	
Cash and cash equivalents	(-) 437	(-) 1 055
Net long and short-term debt	4 418	3 393

Implementation of IAS 32 and IAS 39 from January 1, 2005 led to a EUR 26 million reduction in Group debt versus December 31, 2004.
Detailed explanations of the presentation and measurement aspects of this change are provided in note 8.5.

6 - DETAIL OF CHANGES IN CASH FLOWS

Note		From 1.1 to 30.6 2005 (in EUR million)	From 1.1 to 30.6 2004 (in EUR million)
6.1	Other income and charges with no impact on cashflow		
	Net income/loss from transfer of non-financial assets	(-) 1	10
	Net income from associated companies	(-) 4	(-) 1
	Other	(-) 6	(-) 9
6.2	Net interest and other financial interest income/expenses		
	Interest and other financial expense	(-) 216	(-) 180
	Interest and proceeds from other financial activities	35	74
	Dividend income	6	4
6.3	Change in working capital requirements		
	Change in inventory	(-) 352	(-) 253
	Change in trade receivables	(-) 160	(-) 190
	Changes in trade payables	(-) 102	(-) 18
	Change in other receivables and payables	(-) 21	93
6.4	Net investment in tangible and intangible assets		
	Additions to intangible assets	(-) 38	(-) 25
	Additions to tangible assets	(-) 453	(-) 410
	Investment subsidies collected	-	2
	Change in investment-related WCR	(-) 42	(-) 28
6.5	Change in other long and short-term financial assets		
	Increase in other LT financial assets	(-) 32	(-) 29
	Decrease in other LT financial assets	20	22
	Net increase in other ST financial assets	5	(-) 10
6.6	Change in long and short-term financial liabilities		
	Increase in LT financial debt	82	384
	Decrease in LT financial debt	(-) 541	(-) 135
	Redemption of finance leases	(-) 104	(-) 15
	Net reduction of ST debt	33	(-) 310

7 - STOCK OPTION PLANS

Changes in the number of current options granted under share option plans and their average exercise price are as follows:

	30.06.2005		31.12.2004	
	Average exercise price (in EUR per share)	Options (in number)	Average exercise price (in EUR per share)	Options (in number)
As at January, 1	40,12	1,472,300	39,67	1,171,800
Granted	46,00	218,500	41,63	372,000
Cancelled	41,00	7,600	41,37	(-) 9,100
Exercised in	44,00	600	-	-
Call date	-	-	-	-
As at June, 30	41,14	1,682,600	40,12	1,472,300

(1) special case of early exercise under plan regulations

Of the 1,682,600 options outstanding on June 30, 2005 (1,472,300 as at 31.12 2004), none were callable, as was the case on 31.12. 2004.
Share purchase option plans existing as at June 30, have the following exercise prices and maturity dates:

Expiry Date	Exercise price (in EUR per share)	Options	
		To 30.06.05	To 31.12.04
May 2011	44.00	697,500	700,300
May 2012	32.25	240,000	240,600
November 2012	34.00	221,600	224,200
May 2013	46.00	179,900	179,900
July 2013	44.50	125,100	127,000
May 2014	40.00	218,500	-
TOTAL		1 682 600	1 472 300

8 - LEGAL RISK

8.1.

After the Indianapolis Formula 1 Grand Prix of June 2005, Michelin and other companies received several notifications of « class action » proceedings before US jurisdictions.
These class actions are aimed at suing the Company to obtain the refund of the tickets paid by the Grand Prix spectators and their traveling expenses. This does not entail a significant financial liability for Michelin, as the Company spontaneously and almost simultaneously, offered to refund the spectators' tickets.
The Group booked a EUR 12 million provision in this respect.

8.2.

In June 2005, a group of Michelin pension fund beneficiaries in Canada started legal action against the Canadian subsidiary of the Group, aimed at forcing the latter to pay a sum of 350 million Canadian dollars to said fund.
Michelin Canada believes that the Company is entitled to reduce, or not make some of its annual contributions, due to excess capital generated by the management of the defined contribution plan, up to the above-mentioned amount.
At this stage in the proceedings and on account of its prospective success in this dispute, the Group deems it unnecessary to make a provision in this respect.

9 - IMPACT OF TRANSITION TO IFRS STANDARDS

9.1. General

Group interim consolidated accounts to June 30, 2005 were prepared in line with the accounting policies set forth in note 2 et and in particular the provisions of standard IFRS 1 that applies to first-time application of the IASB referential.
The impact of adoption of these standards was charged to retained earnings at the transition date, i e January 1, 2004 (date of the opening balance sheet for comparison purposes).

Moreover, Michelin Group availed itself of the option of deferring to January 1, 2005 of the IAS 32 and IAS 39 standards on financial instruments. Consequently, in 2004, the financial instruments were measured and presented in line with the accounting policy used by the Group for this period.

The impact on measurement and presentation of adoption of IFRS standards on Group 2004 consolidated accounts (consolidated statement of income, balance sheet, shareholders' equity , and cash flows) were published by the Group on March 15, 2005. This information is available:
- in the Annual Report 2004,
- in the Document de référence filed on June 13, 2005 with Autorité des Marchés Financiers,
- in the specific publication available from the Shareholder relations department,
- from the Group's website at
http://www.michelin.com/corporate/front/templates/affich.jsp?codeRubrique=121&lang=FR

9.2. Reconciliation of financial statements to June 30, 2004 (IFRS-compliant)

	Note	French GAAP (in EUR million)	Impact of switch to IFRS (in EUR million)	IFRS-compliant (in EUR million)
Net Sales		7,486	-	7,486
Cost of Sales		(-) 4,952		(-) 5,022
Gross Margin		2,434		2,464
Sales and marketing expenses		(-) 836		(-) 890
Research & development expenses		(-) 310		(-) 305
General & administrative expenses		(-) 593		(-) 514
Other operating income and expenses		(-) 60		(-) 172
Operating income before non-recurring items	9.2.1	626	57	683
Non-recurring income and expenses		-	-	
Operating income		626	57	683
Interest income/expense	9.2.2	(-) 104	(-) 10	(-) 114
Income before tax		522	47	569
Income taxes	9.2.3	(-) 194	(-) 10	(-) 204
Net income from associated companies		1	-	1
Net income		329	37	366
Of which Group share		319		357
Of which non-controlling shares		10		9
Basic earnings per share (in EUR)		2.22		2.47
Diluted earnings per share (in EUR)		2.22		2.47

9.2.1. Operating income before non-recurring items

Nature of the spread	To 30 June 2004 (in EUR million)
Actuarial gain/loss on employee benefits As the actuarial differences were charged to retained earning at January 1, 2004, the French GAAP amortization of these differences was reversed.	41
Goodwill amortization Goodwill is no longer amortized but tested for impairment. The adjustment corresponds to the amount which is amortized under French GAAP	15
Impairment of assets The impact corresponds to: - on the one hand, the amortization difference on impaired assets under IFRS. - on the other hand, the impairment of CGUs' first-half investment flows, whose assets had been depreciated at January 1, 2004.	(-) 7
Restructuring A number of restructuring provisions were discounted on account of staggered payments over several years. Accretion charges, previously recognized under operating result are now recognized in interest charges/expenses.	5
Lease purchase contracts This adjustment corresponds to the difference between rent paid and amortization calculated on the leased goods.	6
Stock-option Plans The adjustment corresponds to the share of the benefits flowing to the beneficiaries, calculated at the option allocation date, spread over the period in which they can be called.	(-) 11
Miscellaneous	2
TOTAL	57

9.2.2. Reconciliation of financial income and expense

Reminder:

Pursuant to IASB provisions, Michelin Group decided not to opt for an early adoption of standard IAS 39 relative to measurement of financial instruments. The data to June 30, 2004 are therefore comparable, except for the differences arising from application of the following IFRS standards:

Nature of the spread	To 30 June 2004 (in EUR million)
Lease purchase contracts The adjustment corresponds to the amount of interest expense included in paid rent.	(-) 7
Discounted provisions Some provisions (especially for restructuring) are measured at the current value of future disbursements when these are spread across several financial years. The accretion charge will now be booked under financial result.	(-) 3
TOTAL	(-) 10

9.2.3. Reconciliation of income taxes

Nature of the spread	To 30 June 2004 (in EUR million)
Temporary differences on intangible assets The spread corresponds to the impact of the above adjustments on the amount of deferred tax, and in particular that in connection with employee benefits.	(-) 10

9.3. Reconciliation of shareholder funds to June 30, 2004

(in EUR million)	Note	As at June, 30 2004
French GAAP shareholders funds (including income and non-controlling stakes)		**4 615**
Treasury stock	9.3.1	(-) 92
Employee benefits	9.3.2	(-) 1 602
Impairment of Cash Generating Units (CGUs)	9.3.3	(-) 168
Adjustment of other investments	9.3.4	12
Lease purchase contracts	9.3.5	(-) 62
Measurement of social liabilities	9.3.6	(-) 31
Reversal of goodwill amortization	9.3.7	15
Deferred tax on shareholder equity adjustments	9.3.8	561
Miscellaneous		2
IFRS shareholders' funds (including income and non-controlling stakes)		**3 313**

Note 9.3.1 – Treasury Stock

This amount corresponds to the cost of CGEM share buybacks.

Note 9.3.2 – Employee Benefits

This amount corresponds to implementation of the option under IFRS 1 of cancelling actuarial differences on defined contribution plans upon first application of IFRS.

To June 30, 2004, the amount of actuarial differences to January 1, 2004 was adjusted for amortization that would have applied on the period should the Group not have opted to charge them to retained earnings.

Note 9.3.3 – Impairment of Cash Generating Units (CGUs)

Impairment is equal to the negative difference between the current value of cash flow expected from certain operations (including the 2-wheel Product Line) and the value of the tangible and intangible assets that generate them.

As at June 30, 2004, the amount includes impairment loss on the new investments of these operations and the cancellation of the depreciation that would have been booked in the absence of a value impairment.

Note 9.3.4 – Adjustment of prior impairment loss

This amount is chiefly in connection with work carried out to identify Group CGUs in the process of determining value impairment, leading to irrelevance of some of the previous geographic criteria.

Note 9.3.5 – Finance Leases

The adjustment corresponds to the spread between the recalculated book value and the current value of rent due for tangible assets used under lease contracts and signed before January 1, 1999 and, pursuant to IFRS 1, requalified as lease purchase contracts.

Note 9.3.6 – Measurement of social liabilities

This amount corresponds to the standardization of the method to calculate social liabilities, and in particular those in connection with schemes introduced in some countries to facilitate a transition between employment and retirement.

Note 9.3.7 – Reversal of goodwill amortization

Since goodwill is no longer subject to amortization, earnings to June 30 show the difference with amounts amortized pursuant to French GAAP.

Note 9.3.8 – Deferred tax

All these adjustments gave rise, as the case may be, to the calculation of deferred tax.
The most significant amounts relate to the following items:
- Employee benefits in an amount of EUR431m
- Impairment loss in an amount of EUR53m,
- Lease purchases in an amount of EUR27m.

9.4. Reconciliation of cash flow to June 30, 2004

		From 1.1 to 30.6 2003 2004 IFRS-compliant [illegible]	From 1.1 to 30.6 2004 French GAAP [illegible]
Net income		366	379
Cash flow from operating activities		430	500
Cashflow from investment activities		(-) 504	(-) 523
Cashflow from financing activities		(-) 312	(-) 352
Impact of the other factors		18	22
Increase/decrease in cash and cash equivalents		(-) 368	(-) 353
Cash and cash equivalents at January, 1		1,755	1,774
Cash and cash equivalent at June, 30		1,387	1,250

9.5. Impact of implementation of IAS standards 32 and 39 as at January 1, 2005

9.5.1 – Impact on shareholders' equity

	Notes	(in EUR million)
Shareholders' funds at 31.12.04		**3.546**
Gross adjustments		
- Remeasurement of investments available for sale	9.5.1.1	138
- Remeasurement of derivative instruments	9.5.1.2	(-) 16
- other		1
Deferred tax	9.5.1.3	(-) 22
Shareholders' funds at January 1, 2005		**3.647**

9.5.1.1 – Remeasurement of investments available for sale

This amount accounts for unrealized gains on investments available for sale that had not be revalued in 2004.

9.5.1.2 - Remeasurement of derivative instruments

This net amount accounts for unrealized profit and loss on derivative exchange rate instruments that did not qualify for hedge accounting and had not be revalued at fair value in 2004. This amount also includes elimination of accrued interests booked in 2004 and included in fair value from January 1, 2005.

9.5.1.3 – Deferred tax

All these adjustments gave rise, as the case may be, to the calculation of deferred tax.

9.5.2 – Impact on net debt

	Notes	(in EUR million)
Net debt to December 31, 2004		**3.293**
- Fair value revaluation	9.5.2.1	(-) 20
- Amortized cost revaluation	9.5.2.2	(-) 21
- Other impact		15
Net Debt to January 1, 2005		**3.267**

9.5.2.1 - Fair value revaluation

Some financial debt giving rise to interest hedging and interest rate derivative financial instruments were revalued at fair value. Such financial debt was previously measured at nominal value while interest accruing on interest rate derivative instruments did not feature in net debt.

9.5.2.2 - Amortized cost revaluation

Financial debt that was measured at nominal value in 2004 was remeasured at the effective rate at amortized cost.

B. - Semi-annual Report of the Consolidated Financial Statements (First half of 2005).

In a climate of contrasted and overall weaker markets, compared to the first half of 2004, where they had been particularly strong, net sales, which rose to 7.49 billion euros, remained practically stable. With the impact of changes in the exchange rate (-1.0%), net sales increased by 1.1%. This evolution comes from an improvement of sales price/mix (+5.1 %), a reduction in volumes sold (- 3.6 %), and the impact of scope of consolidation (- 0.2 %).

In spite of the drop in sales volumes overall, the operational result rose to 687 million euros compared to 683 in 2004. This represents 9.2 % of net sales. This performance is explained by:

-- improvement of sales price/mix which made it possible to fully offset the anticipated rise in raw material costs;
-- control of general overhead and administrative costs and research expenses.

The financial result was negative 135 million euros compared to 114 million at June 30, 2004. This evolution comes in particular from the impact of an anticipated partial repayment of a loan.

In total, the consolidated net income for the half-year rose to 386 million euros compared to 366 million for the same period in 2004.

Consolidated cash flow rose to 707 million euros compared to 775 million for the first half of 2004.

The parent company financial statements reflected net sales of 193.7 million euros for the first half-year 2005, compared to 179.9 million euros for the first half-year 2004. This relates to license fees acquired during the period from license-holder companies which, posted to expenses in the accounts of these companies, were eliminated in consolidation operations. Pre-tax earnings before extraordinary items amounted to 202.1 million euros compared to 246.6 million euros in the first half-year 2004. Net income for the half year rose to 197 million euros compared to 236 million euros in the previous year.

C. -- Auditors' Report for the First Half 2005.

In our capacity as auditors and pursuant to Article L. 232-7 of the Commercial Code, we conducted:

-- a limited audit of the activity and results presented in the form of semi-annual consolidated financial statements of Compagnie Generale des Etablissements Michelin relating to the period of January 1 to June 30, 2005, such as they are attached to the present report;
-- a verification of the information given in the semi-annual report.

These semi-annual consolidated financial statements have been established under the responsibility of the Managing Partners. Our responsibility is to express an opinion on these financial statements based on our limited inspection.

From the point of view of the transition to IFRS standards adopted by the European Union, for the establishment of the group accounts for 2005, the consolidated semi-annual financial statements were prepared for the first time in accordance with the accounting principles of IFRS standards adopted by the European Union, in the form of intermediate statements such as defined in the general Regulations of the AMF. They include on a comparative basis the data relating to 2004 and the first half of 2004 reprocessed according to the same rules, except for standards IAS 32 and IAS 39 which, in accordance with the option offered by standard IFRS 1, were applied at January 1, 2005.

We conducted our limited examination in accordance with the professional standards applicable in France. Those standards require that we implement our inspection to obtain assurance, less definite than that obtained for an audit, that the semi-annual consolidated financial statements are free of material misstatement. An examination of this nature does not include all the examinations inherent in an audit but is limited to the implementation of analytical procedures and obtaining the information we considered necessary from senior management and other authorized personnel.

On the basis of our limited examination, we have determined no significant anomalies likely to call into question the conformity, in all significant respects, of the semi-annual consolidated accounts with the applicable rules of presentation and information in France and the accounting principles and evaluation of IFRS standards adopted by the European Union, as described in the additional notes.

Without qualifying the conclusion expressed above, we draw attention to note 1 of the appendix stating the options for the presentation of the semi-annual consolidated financial statements, which, while remaining in conformity with the rules of presentation and information defined in the recommendation of the CNC 99-R01 and the general regulations of the AMF, do not include all the information of the appendix required by the IFRS standards adopted by the European Union.

In accordance with the applicable professional standards in France, we have also conducted a verification of the information given in the semi-annual report commenting on the semi-annual consolidated financial statements on which we conducted our limited examination. We have not formulated an opinion as to their sincerity and their agreement with the consolidated semi-annual financial statements.

Signed in Neuilly and Paris on August 2, 2005.
Auditors: Members of the Regional Companies of Versailles and Paris:

PricewaterhouseCoopers Audit:	Corevise:
Dominque Paul	Stephane Marie